UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 3, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Biohaven Pharmaceutical Holding Company, Ltd.

File No. 333-217214 - CF#34707

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Biohaven Pharmaceutical Holding Company, Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 7, 2017.

Based on representations by Biohaven Pharmaceutical Holding Company, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through April 3, 2027
Exhibit 10.2	through February 16, 2027
Exhibit 10.3	through April 3, 2027
Exhibit 10.4	through February 16, 2027
Exhibit 10.5	through April 3, 2027
Exhibit 10.6	through February 16, 2027
Exhibit 10.7	through February 16, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary